PAGE 1 of 3 PAGES

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

THE ARISTOTLE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

040 448201

(Cusip Number)

Steven B. Lapin

96 Cummings Point Road

Stamford, CT 06902 (203) 358-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040 448201

PAGE 2 OF 3 PAGES

1. NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Geneve Corporation

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                        (a) [ ]

                                                                                                        (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

NUMBER                                                     7. SOLE VOTING POWER

OF SHARES                                                    984,971 SHARES

BENEFICIALLY

OWNED BY EACH                                    8. SHARED VOTING POWER

REPORTING                                                         0        SHARES (See Item 5)

PERSON WITH

                                                                     9. SOLE DISPOSITIVE POWER

                                                                            984,971 SHARES

                                                                  10. SHARED DISPOSITIVE POWER

                                                                               0         SHARES (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

984,971 SHARES

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES*

                                                                                                 [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.99%

14. TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS

PAGE 3 OF 3 PAGES

Item 1. Security and Issuer.

    The undersigned hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 5. Interest in Securities of the Issuer.

    Item 5 of the Statement is hereby amended to add the following:

    "In accordance with Section 6.08 of the Agreement and Plan of Merger among the Company, Geneve, Nasco Holdings, Inc. and Nasco International, Inc. dated as of November 27, 2001, Geneve acquired from the Company 20,375 shares of Common Stock at $7.03 per share on December 20, 2001."

Signature

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                                                               GENEVE CORPORATION

                                                                               By: /s/Steven B. Lapin

                                                                                         Steven B. Lapin

December 24, 2001